Exhibit 99.1

YM BioSciences Shareholders Approve Plan of Arrangement with Gilead Sciences

MISSISSAUGA, Canada, January 31, 2013 - YM BioSciences Inc. (NYSE MKT: YMI, TSX: YM) (the “Company” or “YM”) is pleased to announce that, at the special meeting (the “Meeting”) of shareholders of the Company (the “YM Shareholders”) held earlier today, the YM Shareholders approved the previously announced plan of arrangement (the “Arrangement”) involving the Company, Gilead Sciences, Inc. (“Gilead”) and 3268218 Nova Scotia Limited, a wholly-owned subsidiary of Gilead (the “Purchaser”). Under the Arrangement, the Purchaser will acquire all of the issued and outstanding common shares (“Common Shares”) of the Company for cash consideration of U.S.$2.95 per Common Share. In addition, holders of warrants and options will each receive a cash payment equal to the difference between U.S.$2.95 and the exercise price of such warrants or options.

The special resolution approving the Arrangement required approval of YM Shareholders constituting not less than a majority in number representing three-quarters in value of the Common Shares, present either in person or by proxy, at the Meeting. The Arrangement was approved by 98.72% of the YM Shareholders representing 99.03% of the votes cast by YM Shareholders represented in person or by proxy at the Meeting.

Completion of the Arrangement remains subject to, among other things, the final approval of the Supreme Court of Nova Scotia. The hearing for the final court order to approve the Arrangement is scheduled to take place on February 5, 2013. Assuming court approval is obtained and all other closing conditions are satisfied or waived, it is anticipated that the Arrangement will be completed on or about February 8, 2013.

Further details regarding the Arrangement are set out in the joint press release dated December 12, 2012 and the management proxy circular of the Company dated December 31, 2012, copies of which are available under the corporate profile of the Company on SEDAR at www.sedar.com.

About YM

YM is a drug development company primarily focused on advancing CYT387, an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of hematological and immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. Positive results have been reported from a Phase I/II trial of CYT387 in 166 patients with myelofibrosis.

This press release may contain forward-looking statements, which reflect YM's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, YM's ability to obtain court and other approvals in connection with the proposed arrangement; uncertainties as to the timing of the arrangement; the satisfaction of the conditions precedent to the completion of the arrangement; changing market conditions; the successful and timely completion of clinical studies; the establishment of corporate alliances; the impact of competitive products and pricing; new product development; uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in YM's ongoing quarterly and annual reporting. Except as required by applicable securities laws, YM undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

James Smith

VP Corporate Affairs

YM BioSciences Inc.

Tel. +1 905.361.9518

jsmith@ymbiosciences.com